ARTICLES OF AMENDMENT TO

J. MARCUS ENTERPRISES, INC.

The undersigned, being the sole director and president of J. Marcus Enterprises, Inc. does hereby amend the Articles of Incorporation of J. Marcus Enterprises, Inc. as follows:

ARTICLE I

CORPORATE NAME

The name of the corporation shall be GLOBAL ECO-LOGICAL SERVICES, INC.

ARTICLE V

PLACE OF BUSINESS

The address of the principle place of business of this corporation in the State of Florida shall be 1230 Peachtree Street, Suite 2545, Atlanta Georgia.

I hereby certify that the following was adopted by a majority vote of the shareholders and directors of the corporation on January 14, 1999 and that the number of votes cast was sufficient for approval.

IN WITNESS WHEREOF, I have hereunto subscribed to and executed this Amendment to Articles of Incorporation on January 14, 1999.

/s/ Gregg Davis

Gregg Davis, Secretary